UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. __ )*

Under the Securities Exchange Act of 1934

SIXTH STREET LENDING PARTNERS
(Name of Issuer)
Common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)
N/A
(CUSIP Number)
March 21, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Amwal Investments L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0 shares
	6	SHARED VOTING POWER
1,805,383 shares
	7	SOLE DISPOSITIVE POWER
0 shares
	8	SHARED DISPOSITIVE POWER
1,805,383 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,805,383 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.73%
12	TYPE OF REPORTING PERSON (See Instructions)
OO

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Abu Dhabi Investment Council Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0 shares
	6	SHARED VOTING POWER
1,805,383 shares
	7	SOLE DISPOSITIVE POWER
0 shares
	8	SHARED DISPOSITIVE POWER
1,805,383 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,805,383 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.73%
12	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.                          (a)            Name of Issuer
Sixth Street Lending Partners (the “Issuer”).

(b)            Address of Issuer’s Principal Executive Offices
2100 McKinney Avenue,
Suite 1500,
Dallas, TX 75201

Item 2.                          (a)   Name of Person Filing
This statement is filed by (i) Amwal Investments L.L.C., (“Amwal”) and (ii) Abu Dhabi Investment Council Company PJSC (“ADIC”). The foregoing are collectively referred to herein as the “Reporting Persons.”

Amwal holds the securities of the Issuer.

Amwal is a wholly-owned subsidiary of ADIC.

(b)            Address of Principal Business Office or, if none, Residence

The principal office of Amwal is Al Bahar Towers, Salam Street Intersection with 19th Street, P.O. Box 6199, Abu Dhabi, United Arab Emirates. The principial address of ADIC is Al Bahr Towers, Sheikh Zayed Bin Sullan, Street 19, Abu Dhabi, United Arab Emirates 61999.

(c)            Citizenship
Please refer to Item 4 on each cover page for each Reporting Person.

(d)            Title of Class of Securities
Common shares of beneficial interest, par value $0.001 per share.

(e)            CUSIP Number
N/A

Item 3.                          If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.                          Ownership.

Beneficial ownership information is reported as of March 21, 2023 for the common shares of beneficial interest, par value $0.001 per share  (“Common Shares”) reported herein.

(a)            Amount beneficially owned:

Amwal	1,805,383
ADIC	1,805,383

ADIC disclaims beneficial ownership of all securities included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)      Percent of class:

Amwal	5.73%
ADIC	5.73%

The percentages are based on 31,525,841 Common Shares outstanding as of March 21, 2023, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of Common Shares.

(c)            Number of shares as to which the person has:

(i)             Sole power to vote or to direct the vote:
0 for all Reporting Persons

(ii)            Shared power to vote or to direct the vote:

Amwal	1,805,383
ADIC	1,805,383

(iii)            Sole power to dispose or to direct the disposition of:
 0 for all Reporting Persons

(iv)            Shared power to dispose or to direct the disposition of:

Amwal	1,805,383
ADIC	1,805,383

Item 5.                          Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.                          Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.    Identification and Classification of Members of the Group.
Not applicable.

Item 9.    Notice of Dissolution of Group.
Not applicable.

Item 10.                     Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2023

AMWAL INVESTMENTS L.L.C.
By:	/s/ Abdulrahman Al Mubarak
	Name:	Abdulrahman Al Mubarak
	Title:	Authorized Signatory

By:	/s/ Saoud Essa Almulla
	Name:	Saoud Essa Almulla
	Title:	Authorized Signatory

ABU DHABI INVESTMENT COUNCIL COMPANY PJSC
By:	/s/ Abdulrahman Al Mubarak
	Name:	Abdulrahman Al Mubarak
	Title:	Authorized Signatory

By:	/s/ Saoud Essa Almulla
	Name:	Saoud Essa Almulla
	Title:	Authorized Signatory